

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Christopher M. Todoroff
Senior Vice President and General Counsel
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

> **Re:** **Humana Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Supplemental Response filed August 24, 2010**
> **File No. 001-05975**

Dear Mr. Todoroff:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director